

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

Chan Heng Fai
Chief Executive Officer
Alset Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

> **Re: Alset Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 9, 2025**
> **File No. 001-39732**

Dear Chan Heng Fai:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Darrin M Ocasio, Esq.